September 24, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Edward P. Bartz, Esq.

Re:	Capitala Finance Corp.

Registration Statement on Form N-2, as amended

File No. 333-188956

CapitalSouth Partners Fund II Limited Partnership

Registration Statement on Form N-5, as amended

File No. 333-191292

CapitalSouth Partners SBIC Fund III, L.P.

Registration Statement on Form N-5, as amended

File No. 333-191293

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Deutsche Bank Securities Inc., UBS Securities LLC and Barclays Capital Inc., as the representatives of the several underwriters of the offering pursuant to the above-referenced Registration Statements on Forms N-2 and N-5, as amended (the “Registration Statements”), hereby join in the request of Capitala Finance Corp. that the effective date of the Registration Statements be accelerated so that the Registration Statements become effective at 4:00 p.m. (Eastern time) on September 24, 2013 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statements filed with the Securities and Exchange Commission on September 20, 2013 during the period of September 20, 2013 to September 23, 2013:

To Whom Distributed

Prospective underwriters, dealers, institutional investors and others

Number of copies

4,986

In connection with the preliminary prospectus distribution, we have been informed by the participating underwriters that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. This acceleration request may be signed in counterparts.

Very truly yours,

Deutsche Bank Securities Inc.

UBS Securities LLC

Barclays Capital Inc.

As representatives of the several underwriters

By:	Deutsche Bank Securities Inc.

By	/s/ Jason Eisenhauer
Name: Jason Eisenhauer Title: Director

By	/s/ Benjamin Marsh
Name: Benjamin Marsh Title: Director

By:	UBS Securities LLC

By	/s/ Jim Voorheis
Name: Jim Voorheis Title: Managing Director

By	/s/ Daniel Zweben
Name: Daniel Zweben Title: Associate Director

By:	Barclays Capital Inc.

By	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President